1-14270

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.G
3/6/02

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 6, 2002

Nortel Inversora S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Nortel Inversora S.A.

TABLE OF CONTENTS

TELECOM

FOR IMMEDIATE RELEASE

Market Cap: $2.2 billion
(March 5, 2002)

Contacts:
Elvira Lazzati
Pedro Insussarry
Telecom Argentina
(54-11) 4968-3626/3627
inversores@intersrv.telecom.com.ar

Kelly Keisling/Gia Podobinski
Golin/Harris International
(212) 697-1436/9191
kkeisling@golinharris.com
gpodobinski@golinharris.com

TELECOM ARGENTINA STET-FRANCE TELECOM S.A. ANNOUNCES CONSOLIDATED ANNUAL AND FOURTH QUARTER RESULTS FOR FISCAL YEAR 2001*

HIGHLIGHTS

*** Net revenues totalled $3,049 MM (-5% vs 12-month period of FY2000).**
*** EBITDA** represented 41% of net revenues, totaling $1,242 MM.**
*** Net income reached $47 MM, (-72% vs 12-month period of FY2000).**
*** EPADS amounted to $0.24 for the FY 2001.**

Buenos Aires, March 5, 2002- Telecom Argentina STET-France Telecom S.A. (BASE: TECO2, NYSE: TEO), one of Argentina's largest companies, today announced consolidated net income of $47 million for the fiscal year ended on December 31, 2001. Comparatively, consolidated net income for the similar period of fiscal year 2000*** was $166 million. Consolidated net loss for the fourth quarter of fiscal year 2001 was $17 million. Comparatively, consolidated net income for the irregular fiscal year of three months ended December 31, 2000 (from now on "irregular fiscal year 2000") was $31 million. The results, for both periods, reflect the effects of the change in accounting criteria previously announced.

Earnings per share and ADR for fiscal year 2001 amounted to $0.05 and $0.24, respectively. Earnings per share and ADR for the similar period of fiscal year 2000 were $0.17 and $0.84, respectively. Earnings per share and ADR for the fourth quarter of fiscal year 2001 amounted to $(0.02) and $(0.09), respectively. Earnings per share and ADR for the irregular fiscal year 2000 were $0.03 and $0.16, respectively.

Gross profit, EBITDA**, operating profit, and net income for fiscal year 2001 represented 51%, 41%, 14% and 2% of net sales, respectively; compared with 53%, 41%, 17% and 5%, respectively, for the similar period of fiscal year 2000. Gross profit,

Consolidated Net Income & EBITDA


31
324
(17)
269
166
1,328
47
1,242
3m-Dec00
3m-Dec01
12m-Dec00
12m-Dec01
Net income
EBITDA

* Non-financial data unaudited

** EBITDA (Earnings Before Interest, Taxes, Depreciation & Amortization)- OPERATING PROFIT + DEPRECIATION + AMORTIZATION. Telecom has included EBITDA data in this press release because such data is used by certain investors to measure a company's ability to service debt and fund capital expenditure and is included herein for convenience only. EBITDA is not a measure of financial performance under either Argentine GAAP or US GAAP and should not be considered as an alternative to net income as a measure of liquidity. EBITDA as it is used by Telecom may differ from similarly titled measures reported by other companies.

*** The twelve-month period ended December 31, 2000 includes the nine-month period of fiscal year 2000 ended September 30, 2000, together with the irregular fiscal year of three months ended December 31, 2000.

EBITDA**, operating profit, and net (loss)/income for the fourth quarter of fiscal year 2001 represented 52%, 37%, 8% and (2)% of net sales, respectively; compared with 53%, 41%, 14% and 4%, respectively, for the irregular fiscal year 2000.

The main factors that explain the decline in earnings and margins are: a) the effects of the severe economic down turn in Argentina, the decrease in traffic and average revenue per user in the cellular business, and decrease in the level of collection; and b) significant decreases in rates in the domestic and international long distance services and interconnection services, which have affected traffic revenues.

As a consequence of the severe and on-going deterioration of the economic situation of Argentina, the new government has introduced some measures that are expected to have a significant impact on the operations of Telecom, such as:

- Law N°25.561 "Public emergency law and reform of the exchange rate" effective January 6, 2002 which, among other provisions: a) repealed the Convertibility Law and granted the President ample powers to make additional reforms and take other monetary and financial measures, including amending existing laws; b) converted into pesos (at a US$1 to 1 Argentine peso exchange rate) all tariff for public services and nullified contract clauses providing for adjustments to the value of payments with reference to United States Dollars or other foreing currencies as well as any indexation clauses (based on price indexes of other countries) or similar mechanism, c) established that the contracts signed between the government and privatized companies (such as Telecom) will be renegotiated.

- On February 3, 2002 the Executive branch issued Decree 214/01 by which all bank deposits were converted to pesos, Decree 214/01 also restricts the account holders' ability to withdraw cash funds from their bank accounts, except under certain circumstances. The Executive branch established through Decree 214/01 a schedule for the reimbursement of deposits to account holders. Furthermore, all debts denominated in United States Dollars were converted to pesos at a US$1 to 1 Argentine peso exchange rate.

- As contemplated in Resolution 392 of the Argentine Comisión Nacional de Valores, the Company has included herein and its Financial Statements "Proforma" financial information reflecting the known and estimated effects of the measures announced by the Argentine government. We strongly recommend that investors read Note 18 of the Financial Statements in order to better understand the effects included in such Proforma information and how such Proforma information must be construed.

Due to the extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact that these changes will have on Telecom's business and financial conditions.

Company Activities

Consolidated Net Revenues

Consolidated net revenues for fiscal year 2001 totaled $3,049 million, a decrease of $165 million or 5%, compared with $3,214 million for the similar period of fiscal year 2000.

In the basic telephony business, the main component of revenues, measured service, decreased by $46 million or 5% to $808 million during fiscal year 2001, as compared to the similar period of fiscal year 2000 ($854 million). This decrease occurred mainly in the domestic long distance service where significant price reductions were implemented through different pricing plans after the introduction of competition in the basic telephone service. Such price reductions were not compensated by the increase in traffic.

Fixed lines
('000)



3.452
3.208
3.555
3.300
3.745
3.478
3.840
3.575
3.894
3.605
3.914
3.816
3.892
3.587
3.882
3.584
Mar00
Jun00
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Lines in service
Customer lines

Total traffic volume measured in minutes increased by 4% for fiscal year 2001 when compared to the similar period of fiscal year 2000. Furthermore, urban traffic measured in minutes increased by 3% and DLD traffic increased by 12% for fiscal year 2001.

Traffic
(in MM minutes)



3.103
3.343
3.441
3.639
3.365
3.473
3.571
3.597
556
550
524
619
611
630
641
644
Mar00
Jun00
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Local
DLD

Monthly basic charges increased by $13 million or 2%, to $553 million for fiscal year 2001 when compared the similar period of fiscal year 2000. This increase was mainly due to the higher number of lines in service (mainly restricted usage and prepaid lines) partially offset by the reductions applied to commercial and governmental monthly charges, and further discounts offered to corporate customers.

Supplementary services revenues decreased by $16 million or 13% to $112 million mainly due to discounts applied to different services.

Installation fees paid by new customers increased by $2 million or 9% to $24 million for fiscal year 2001, as compared to the similar period of fiscal year 2000. This was largely due to a higher number of lines connected (approximately 322,000 lines connected in the fiscal year 2001 as compared to 221,000 lines connected in the similar period of fiscal year 2000) partially offset by lower prices for installation fees (17% reduction in the average price of installation to $65 per line).

Revenues from public telephony decreased by $28 million or 14%, to $171 million, during fiscal year 2001. The main reason for this decrease was the lower traffic generated by public telephony telecommunication centers ("Telecentros") and the lower revenues from public telephones. These effects were partially offset by higher revenues from Telecentros in the southern region, higher sales of public telephony cards and higher sales generated by the lease of public telephony lines to other operators.

Public Telephony Lines
('000)



78
78
79
80
81
82
82
82
Mar00
Jun00
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01

Revenues generated by interconnection services during fiscal year 2001, mainly access and termination and long distance transport of calls charged to fixed line operators, decreased by $64 million or 44%, to $81 million, mainly due to the reduction in interconnection rates required under Decree N° 764/2000. Meanwhile, during the same period revenues generated by interconnection services provided to cellular operators decreased by $15 million or 44%, to $19 million.

International Traffic
(in MM minutes)


57
51
62
59
55
63
56
62
51
48
50
52
53
52
50
50
Mar00
Jun00
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Incoming
Outgoing

Regarding the international telephony business, during fiscal year 2001, revenues decreased by $24 million or 17% to $116 million when compared to the similar period of fiscal year 2000. This was primarily due to lower tariffs applied throughout different pricing plans, and lower settlement revenues. Similar to domestic long distance services, the reduction in prices was not compensated by a significant increase in traffic.

Cellular Subscribers in Argentina
('000)


1.469
1.643
1.848
2.058
2.163
2.180
2.194
2.136
Mar00
Jun00
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Contract
Prepaid

When analyzing the cellular business, during fiscal year 2001 revenues decreased by $45 million or 5%, to $829 million. The revenues of Telecom Personal in Argentina decreased by $48 million or 6% when compared to the similar period of fiscal year 2000. Monthly fees and measured services revenues decreased by $15 million or 5% and calling party pays revenues decreased by $59 million or 19%, which was a result of a reduction in the rate applied and to lower traffic. Furthermore, handset sales revenues decreased by $18 million or 36%. These decreases were partially offset by the increase in pre-paid service revenues of $40 million or 61%.

Cellular usage in Argentina
(ARPU in $ / MOU in minutes)


110
128
123
113
101
98
93
89
43
42
38
35
30
28
28
26
Mar00
Jun00
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
ARPU
MOU

The average revenue per user decreased by 26% (to $26 per customer per month as of December 31, 2001).

Total Cellular Traffic and Subscribers in Argentina


2.800
2.400
2.000
1.600
1.200
800
400
Subs.('000)
600
400
200
0
Traffic (MM minutes)
444
556
603
640
605
599
586
563
906
1005
1226
1283
1297
1312
1304
563
638
730
832
880
883
882
832
Mar00
Jun00
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
AMBA / South
North
Total Traffic

As of December 31, 2001 the number of cellular subscribers reached approximately 776,000, 1,304,000 and 56,000 for Multiple Area of Buenos Aires (AMBA), Northern and Southern region, respectively, totaling 2,136,000 customers throughout the country. This represented an increase of approximately 6% for the Northern region, 4% for the Southern region and 4% for the whole country, as compared to the similar period of fiscal year 2000.

Cellular Subscribers in Paraguay
('000)



453
501
Mar00
Jun00
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01

Núcleo, the subsidiary that provides cellular and PCS services in Paraguay, generated $61 million in revenues during fiscal year 2001, which are consolidated in Telecom Personal. This represented an increase of $3 million, or 5%, as compared to the similar period of fiscal year 2000, and was mainly due to the significant increase in the customer base of this subsidiary, partially offset by lower average revenue per user. As of December 31, 2001 Núcleo had approximately 501,000 cellular and PCS customers, an increase of approximately 180,000 customers, or 56%, as compared to the similar period of fiscal year 2000.

Revenues generated by the data transmission business totaled $244 million representing an increase of $28 million or 13%. Beginning in fiscal year 2001, revenues generated by the lease of data circuits, Internet traffic originated by ISPs other than Telecom Internet and international connectivity services were reclassified into this activity from the basic telephone activity. Accordingly, the revenues generated during the previous fiscal year were also reclassified in order to provide comparable information. The increase in revenues in this activity is mainly explained by higher Internet dial-up measured services (U$S19 million or 42%) during fiscal year 2001, as compared to the similar period of fiscal year of 2000. Such increase is mainly explained by the significant increase of Internet subscribers in Argentina that use the special prefix 0610 and local numbers with numbering 4004 to access Internet.

Internet Traffic
(in MM minutes)



1.024
1.434
1.834
1.825
1.681
1.855
2.092
1.866
Mar00
Jun00
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01

As of December 31, 2001 Internet minutes represented 31% of total traffic measured in minutes transported over the fixed-line network. Additionally, the revenues generated by the data transmission services (monthly charges, lease of data circuits to other operators, international connectivity and others) increased $9 million or 5%, compared to the similar period of fiscal year 2000 mainly due to a higher penetration of these services and an increase in demand for leased lines from other data transmission operators.

Internet subscribers
('000)



114
144
200
254
317
333
292
257
Mar00
Jun00
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01

Internet revenues increased by $7 million or 19% to $44 million during fiscal year 2001. This was mainly due to the increased number of subscribers to high-speed Internet access services (ADSL), launched in late November 2000, which has reached approximately 23,000 subscribers. Furthermore,

Internet dial-up customers reached approximately 234,000 subscribers.

In the telephone directories publishing business, revenues from the affiliate company Publicom decreased by $6 million or 11% to $47 million due to lower revenues from advertising.

Operating Costs

The cost of services provided, administrative expenses, and selling expenses for fiscal year 2001 decreased by $28 million to $2,637 million. This represented 1% decrease from the $2,665 million reported for the similar period of fiscal year 2000.

Salaries and social security contributions increased by $20 million or 4% to $520 million for fiscal year 2001, primarily due to the increase in the employee headcount in the fixed and cellular activities and to the increase in social security contributions enforced by the government in the third quarter of fiscal year 2001. Furthermore, the increase in the fixed activity reflects the migration of the headcount of 110 information system from Publicom to Telecom Argentina.

Employees



14.052
14.387
14.781
14.984
14.876
14.747
14.615
14.453
2469
2479
2588
2005
1951
1913
1839
1267
2117
2268
2383
2443
2481
2490
2504
2376
9466
9640
9810
10536
10444
10344
10273
10810
Mar00
Jun00
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Fixed
Cellular (Argentina & Paraguay)
Internet & others

The main component of operating costs, fixed asset depreciation, increased by $43 million or 6%, to $769 million during fiscal year 2001 mainly as a consequence of the incorporation of new assets in the cellular and data activities during the last year 2000 and the current fiscal year. Meanwhile, depreciation related to the basic telephony business decreased due to the extension of the useful lives of the copper network and related infrastructure.

Amortization of intangible assets increased by $8 million or 15% to $61 million for fiscal year 2001, mainly due to the amortization of the PCS licenses in the cellular activity and the amortization of capitalized expenses related to the development of information systems and exclusivity rights in the basic telephony business.

Expenses related to taxes increased by $11 million or 15%, to $86 million, as a result of the higher telecommunication tax applied to the cellular activity and the contribution to the universal service financing fund.

Materials and supplies charges decreased by $16 million or 9% to $159 million mainly due to lower expenses related to maintenance of the network and the installation of new lines in the basic telephony activity and the savings registered as a consequence of the merger of Telecom Soluciones into Telecom Argentina. These effects were partially offset by higher expenses in the maintenance of the cellular network, and data installation and maintenance services at clients' premises.

Commissions paid to cellular vendors decreased by $71 million or 70% to $30 million for fiscal year 2001, mainly due to the decrease in the commissions paid to cellular vendors as a consequence of the lower number of new subscribers, discounts related to early disconnections, and to a lower average commission paid per customer ($77 vs. $152).

The allowance for doubtful accounts increased by $105 million or 69% to $258 million. This increase can be largely attributed to the deterioration of the economic situation of Argentina.

Additionally, in the residential and Small & Medium Size Enterprises a deterioration in the level of collections was evidenced.

Allowance for doubtful


14,4%
14%
12%
10%
8%
6%
4%
2%
0%
% of Net Revenues
160
140
120
100
80
60
40
20
5,5%
4,9%
3,9%
4,8%
5,4%
6,6%
7,7%
43
40
60
106
Mar00
Jun00
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01

Interconnection costs decreased by $41 million or 30% to $97 million for fiscal year 2001, reflecting the application of lower interconnection rates under Decree N°764/2000.

Interconnection
(In MM $)


120
100
80
60
40
20
0
10,3
9,5
8,8
7,2
7,4
7,2
7,0
7,0
7,2
6,3
7,2
5,8
5,8
5,8
5,7
5,7
33
41
38
46
35
48
32
40
22
30
25
22
25
26
25
22
9
6
3
0
Mar00
Jun00
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Costs
Revenues
Tariff paid LDT*
Tariff collected LDT*

Service fees increased by $2 million, or 2%, to $98 million principally due to higher fees related to call centers and 110 information service in the telephone directories publishing business and basic telephony activities. This increase was partially offset by lower fees paid by the cellular business in advisory services and telemarketing.

Management fees decreased by $26 million, or 20%, to $105 million for fiscal year 2001, mainly as a result of a temporary decrease of the management fee from 3% to 1.25% effective from October 1, 2001

Costs related to advertising decreased by $14 million or 15% to $82 million for fiscal year 2001, mainly due to lower expenses related to advertising and promotional campaigns.

Regarding expenses related to each specific activity, cost of cellular handsets decreased by $28 million or 35% to $52 million, which can be largely attributed to the lower number of cellular handsets sold. Additionally, expenses related to sales commissions for presubscription and call centers in the basic telephony business decreased by $18 million or 62%, as these tasks were incorporated into Telecom Argentina.

Lines per employee


800
849
903
974
1.022
1.049
1.067
1.110
365
369
382
364
373
376
379
360
Mar00
Jun00
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Cellular (Argentina & Paraguay)
Fixed

Finally, other expenses decreased by $9 million or 4%, largely due to lower bonuses paid to cellular agents partially compensated by higher roaming charges in the cellular activity.

Financial and Holding Results

The loss resulting from financial and holding results increased by $11 million or 5% to $229 million for fiscal year 2001, as compared to the similar period of year 2000 ($218 million). The interest on assets decreased by $2 million, the results arising from exchange differences and others decreased by $26 million and interest on liabilities decreased by $14 million. Tax on corporate financial indebtedness and capitalized interest in work in progress decreased by $15 million and $12 million, respectively.

Other expenses

Other expenses (net) increased by $11 million or 23% to $59 million for fiscal year 2001, compared with the similar period of fiscal year 2000, mainly due to higher severance payments in the basic telephony and cellular activities.

Tax on Bank Debits and Credits

As stipulated in Law N°25,413 and related decrees, beginning April 3, 2001, the Company has started to pay the Tax on Bank Debits and Credits. This resulted in a charge of $15 million for fiscal year 2001.

Statements of Cash Flow

Cash flow from operating activities decreased by $40 million as compared to the similar period of fiscal year 2000, mainly due to higher payments.

Meanwhile, cash flow applied to investing activities increased by $13 million was compared to the similar period of fiscal year 2000.

Financial Maturities
(in MM $)


1.161
286
246
361
268
879
524
78
606
Mar02
Jun02
Sep02
Dec02
Dec03
Dec04
Dec05
+Dec06

Consolidated Financial Debt as of December 31, 2001 MM$3,250

Funds allocated to financing activities increased by $173 million for fiscal year 2001. This was a result of higher payments of interest and related expenses ($114 million), higher dividends paid during the period ($79 million) and lower debt proceeds ($429 million), partially offset by lower debt payments ($449 million).

Unappropriated Retained Earnings

The Company's unappropriated retained earnings totaled $538 million as of December 31, 2001, including net income of $47 million for fiscal year 2001.

Investment Plan

Investments in Fixed assets cumulative since Nov'00
(in MM $)


Cellular
12%
Fijo
79%
Otros
9%

Total investments as of 12/31/01: MM$9,352

Since the start of operations on November 8, 1990, Telecom has invested $9,352 million in fixed assets, of which $470 million corresponds to fiscal year 2001.

Of the total amount invested for fiscal year 2001, 70% or $328 million corresponds to basic telephony and data transmission (outside plant 27%, switching 15%, transmission 16%, information systems 30%, infrastructure 3%, and others 9%), 29% or $136 million to cellular telephony, and 1% or $6 million to directory publishing and Internet.

Capital Expenditures
(in MM $)


909
308
470
136
185
71
124
13
3m-Dec00
3m-Dec01
12m-Dec00
12m-Dec0
Fixed
Cellular
Others

Other matters

Merger of Telecom Argentina and Telecom Internet

On November 6, 2001 the Board of Directors of Telecom Argentina and Telecom Internet subscribed a Preliminary Agreement of Merger by which the former was to incorporate the latter by merger to be effective as from December 1, 2001. The merger was subject to the granting of the authorization of the Regulatory Authority and the approval of the Shareholders Meeting of both companies.

The Secretariat of Communications, through Resolution No. 495 dated November 28, 2001 has authorized Telecom Internet S.A. to transfer its register for the rendering of Internet Access Service in favor of Telecom Argentina.

Telecom Argentina began the process to incorporate Telecom Internet as from December 1, 2001. The final approval will be submitted to the Extraordinary Annual Shareholders Meeting to be held on April 24, 2002.

Arnet Highway

Since December Arnet is selling a self-installed kit for its high speed access products, Arnet Highway 256 kbps. Until now the equipment needed for the installation of ADSL was rented by the customers from Telecom. With this new modality the customers can install the product by themselves with the help of a manual and an interactive CD that guides them through the process.

****

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers by itself or through its controlled subsidiaries local and long distance basic telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular and PCS services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government's transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. ("Nortel"), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom's common stock. Nortel is a holding company controlled by a consortium comprised of the Telecom Italia group, with 50% of the common stock of Nortel, and the France Telecom group with the remaining 50%.

As of December 31, 2001, Telecom had 984,380,978 shares outstanding.

Ownership Structure


Nortel
Inversora
ESOP
4,68%
40,58%
54,74%
50%
50%
Telecom
Italia
Group
France
Telecom
Group
Public
Float

For information about Telecom Group services visit

www.telecom.com.ar

www.telecompersonal.com.ar

www.telecominternet.com.ar

www.arnet.com.ar

www.radar.com.ar

e-company.telecom.com.ar

epymes.com.ar

www.tstore.com.ar

www.highway.arnet.com.ar

www.paginasamarillas.com.ar

Trading Activity - NYSE



MM ADR
US$/ADR
45,94
32,37
36,50
23,25
30,81
21,63
21,44
14,75
22,56
14,00
17,54
14,79
15,80
7,60
5,79
16,1
21,7
15,7
19,1
35,5
28,8
30,2
27,5
Mar00
Jun00
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Volume
High
Low

Trading Activity
Bolsa de Comercio de Bs. As.



MM shares
$/share
9,20
6,50
7,31
4,71
6,20
4,35
4,32
2,96
4,49
2,82
3,49
2,96
3,16
1,52
1,95
1,19
17,5
39
Mar00
Jun00
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Volume
High
Low

For more information, please contact
Investor Relations Department :

Pedro Insussarry
54-11-4968-3743
pinsussa@ta.telecom.com.ar

Moira Colombo
54-11-4968-3628
mcolombo@ta.telecom.com.ar
Fax number 54-11-4313-5842

Mariela Teló
54-11-4968-5373
mtelo@ta.telecom.com.ar

Hector Salomon
54-11-4968-3626
hsalomon@ta.telecom.com.ar

Voice mail 54-11-4968-3627
Fax number 54-11-4313-5842

Juan Carlos Masjoan
Chairman

****

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company's expectations for its future performance; revenues, income, earnings per share, capital expenditures, dividends; liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine government; and the impact of rate changes and competition on the Company's future financial performance. Forward looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company's expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine government which have resulted in the repeal of Argentina's convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the "pesification" of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company's financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company's business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company's Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

****

(Financial Tables follow)

****

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

FOURTH QUARTER AND FISCAL YEAR 2001
(In millions of Argentine pesos, except statistical and ratio data)

1- Consolidated Balance Sheet

	As of December 31			
	2.001	2.000	△ $	△ %
Cash, equivalents and investments	210	342	(132)	-39%
Trade receivables	678	871	(193)	-22%
Other current assets	318	209	109	52%
TOTAL CURRENT ASSETS	1.206	1.422	(216)	-15%
Trade receivables	4	5	(1)	-20%
Fixed assets	4.827	5.159	(332)	-6%
Other non-current assets	589	571	18	3%
TOTAL NON-CURRENT ASSETS	5.420	5.735	(315)	-5%
TOTAL ASSETS	6.626	7.157	(531)	-7%
Accounts payable	491	878	(387)	-44%
Loans	1.161	616	545	88%
Other current liabilities	173	244	(71)	-29%
TOTAL CURRENT LIABILITIES	1.825	1.738	87	5%
Accounts payable	11	57	(46)	-81%
Loans	2.089	2.462	(373)	-15%
Other non-current liabilities	319	352	(33)	-9%
TOTAL NON-CURRENT LIABILITIES	2.419	2.871	(452)	-16%
TOTAL LIABILITIES	4.244	4.609	(365)	-8%
Minority Interest	12	12	-	0%
Shareholders' equity	2.370	2.536	(166)	-7%
TOTAL LIABILITIES AND EQUITY	6.626	7.157	(531)	-7%

2- Consolidated Loans

	As of December 31			
	2.001	2.000	△ $	△ %
Corporate Bonds	436	126	310	246%
Banks	424	264	160	61%
On purchase of fixed assets and inventories	301	226	75	33%
TOTAL CURRENT LOANS	1.161	616	545	88%
Corporate Bonds	1.163	1.410	(247)	-18%
Banks	308	417	(109)	-26%
On purchase of fixed assets and inventories	618	635	(17)	-3%
TOTAL NON-CURRENT LOANS	2.089	2.462	(373)	-15%
TOTAL LOANS	3.250	3.078	172	6%

3.- Consolidated Income Statement
Three-Month Comparison

	As of December 31			
	2.001	2.000	△ $	△ %
Net revenues	736	800	(64)	-8%
Cost of services provided	(356)	(374)	18	-5%
GROSS PROFIT	380	426	(46)	-11%
Administrative expenses	(54)	(61)	7	-11%
Selling expenses	(266)	(253)	(13)	5%
OPERATING PROFIT	60	112	(52)	-46%
Equity income from related companies	(3)	(2)	(1)	50%
Financial & holding results	(63)	(53)	(10)	19%
Other incomes & expenses	(9)	(10)	1	-10%
Tax on Bank debits and credits	(4)	-	(4)	-
RESULTS FROM ORDINARY OPERATIONS	(19)	47	(66)	-140%
Taxes on income	2	(16)	18	-113%
NET (LOSS)/INCOME	(17)	31	(48)	-155%
EBITDA (*)	269	324	(55)	-17%
As a % of Net Revenues	36,5%	40,5%		

Consolidated Income Statement
Twelve-Month Comparison

	As of December 31			
	2.001	2.000	△ $	△ %
Net revenues	3.049	3.214	(165)	-5%
Cost of services provided	(1.488)	(1.521)	33	-2%
GROSS PROFIT	1.561	1.693	(132)	-8%
Administrative expenses	(246)	(255)	9	-4%
Selling expenses	(903)	(889)	(14)	2%
OPERATING PROFIT	412	549	(137)	-25%
Equity income from related companies	(11)	(8)	(3)	38%
Financial & holding results	(229)	(218)	(11)	5%
Other incomes & expenses	(59)	(48)	(11)	23%
Tax on Bank debits and credits	(15)	-	(15)	-
PROFIT FROM ORDINARY OPERATIONS	98	275	(177)	-64%
Taxes on income	(51)	(110)	59	-54%
Minority interest	-	1	(1)	-100%
NET INCOME	47	166	(119)	-72%
EBITDA (*)	1.242	1.328	(86)	-6%
As a % of Net Revenues	40,7%	41,3%		

(*) EBITDA (Earnings Before Interest, Taxes, Depreciation & Amortization)= OPERATING PROFIT + DEPRECIATION + AMORTIZATION. Telecom has included EBITDA data in this press release because such data is used by certain investors to measure a company's ability to service debt and fund capital expenditure and is included herein for convenience only. EBITDA is not a measure of financial performance under either Argentine GAAP or US GAAP and should not be consider as an alternative to net income as a measure of liquidity. EBITDA as it is used by Telecom may differ from similarly titled measures reported by other companies.

4- Consolidated Statement of Cash Flow
Three-Month Comparison

	As of December 31			
	2,001	2,000	Δ $	Δ %
Net income	(17)	31	(48)	-155%
Depreciation and Amortization	209	212	(3)	-1%
Increase in provisions	109	44	65	148%
(Increase) in Trade Receivables	(52)	(60)	8	-13%
Increase (Decrease) in Accounts Payable	41	(54)	95	-176%
Others, net	56	58	(2)	-3%
Total Funds generated by Operating Activities	346	231	115	50%
Total Funds applied to Investing Activities	(132)	(75)	(57)	76%
Interests and financial expenses	(142)	(103)	(39)	38%
Increase in financial debt, net	(135)	(386)	251	-65%
Total Funds applied to Financing Activities	(277)	(489)	212	-43%
Increase of Funds	(63)	(333)	270	-81%

Consolidated Statement of Cash Flow
Twelve-Month Comparison

	As of December 31			
	2,001	2,000	Δ $	Δ %
Net income	47	166	(119)	-72%
Depreciation and Amortization	830	779	51	7%
Increase in provisions	276	174	102	59%
(Increase) in Trade Receivables	(88)	(162)	74	-46%
(Decrease) Increase in Accounts Payable	(202)	60	(262)	-437%
Others, net	259	145	114	79%
Total Funds generated by Operating Activities	1,122	1,162	(40)	-3%
Total Funds applied to Investing Activities	(645)	(632)	(13)	2%
Dividends paid	(213)	(134)	(79)	59%
Interests and financial expenses	(439)	(325)	(114)	35%
Increase in financial debt, net	69	49	20	41%
Total Funds applied to Financing Activities	(583)	(410)	(173)	42%
(Decrease) Increase of Funds	(106)	120	(226)	-188%

5- Consolidated Revenues Breakdown
Three-Month Comparison

	As of December 31			
	2.001	2.000	Δ $	Δ %
National Basic Telephony	462	489	(27)	-6%
Measured service				
Local	111	108	3	3%
DLD	92	101	(9)	-9%
Monthly basic charges	136	137	(1)	-1%
Supplementary Services (monthly charges)	25	33	(8)	-24%
Installation fees	6	5	1	20%
Public telephones	40	46	(6)	-13%
Interconnection - fixed	19	34	(15)	-44%
Interconnection - cellular	3	6	(3)	-50%
Lease of lines and circuits - fixed	4	3	1	33%
Lease of lines and circuits - cellular	4	4	-	0%
Others	22	12	10	83%
International Telephony	25	33	(8)	-24%
Outgoing revenues	27	27	-	0%
Settlement revenues (net)	(2)	6	(8)	-133%
Cellular Telephony	194	229	(35)	-15%
Telecom Personal	179	213	(34)	-16%
Monthly fee and measured service	68	86	(18)	-21%
Pre-paid card	26	21	5	24%
Calling Party Pays	60	77	(17)	-22%
Handset sales	4	9	(5)	-56%
Others	21	20	1	5%
Núcleo	15	16	(1)	-6%
Monthly fee and measured service	4	4	-	0%
Pre-paid card	1	3	(2)	-67%
Calling Party Pays	8	9	(1)	-11%
Handset sales	1	-	1	-
Others	1	-	1	-
Data transmission	60	62	(2)	-3%
Monthly charges	6	12	(6)	-50%
Terrestrial Networks	23	18	5	28%
Lease of data circuits	8	11	(3)	-27%
Internet Traffic	15	8	7	88%
International connectivity	8	8	-	0%
Others	-	5	(5)	-100%
Internet	12	10	2	20%
Internet monthly fee	9	7	2	29%
Internet traffic	3	3	-	0%
Telephone Directories (Publicom)	8	3	5	167%
Turnover tax	(25)	(26)	1	-4%
NET REVENUES	736	800	(64)	-8%

Consolidated Revenues Breakdown
Twelve-Month Comparison

	As of December 31			
	2,001	2,000	Δ $	Δ %
National Basic Telephony	1,876	1,996	(120)	-6%
Measured service				
Local	434	421	13	3%
DLD	374	433	(59)	-14%
Monthly basic charges	553	540	13	2%
Supplementary Services (monthly charges)	112	128	(16)	-13%
Installation fees	24	22	2	9%
Public telephones	171	199	(28)	-14%
Interconnection - fixed	81	145	(64)	-44%
Interconnection - cellular	19	34	(15)	-44%
Lease of lines and circuits - fixed	22	14	8	57%
Lease of lines and circuits - cellular	17	16	1	6%
Others	69	44	25	57%
International Telephony	116	140	(24)	-17%
Outgoing revenues	115	129	(14)	-11%
Settlement revenues (net)	1	11	(10)	-91%
Cellular Telephony	829	874	(45)	-5%
Telecom Personal	768	816	(48)	-6%
Monthly fee and measured service	303	318	(15)	-5%
Pre-paid card	106	66	40	61%
Calling Party Pays	245	304	(59)	-19%
Handset sales	32	50	(18)	-36%
Others	82	78	4	5%
Núcleo	61	58	3	5%
Monthly fee and measured service	17	15	2	13%
Pre-paid card	8	11	(3)	-27%
Calling Party Pays	32	29	3	10%
Handset sales	1	1	-	0%
Others	3	2	1	50%
Data transmission	244	216	28	13%
Monthly charges	18	18	-	0%
Terrestrial Networks	68	70	(2)	-3%
Lease of data circuits	35	32	3	9%
Internet Traffic	64	45	19	42%
International connectivity	35	31	4	13%
Others	24	20	4	20%
Internet	44	37	7	19%
Internet monthly fee	31	24	7	29%
Internet traffic	13	13	-	0%
Telephone Directories (Publicom)	47	53	(6)	-11%
Turnover tax	(107)	(102)	(5)	5%
NET REVENUES	3,049	3,214	(165)	-5%

6- Consolidated Income Statement by Activities
Fourth Quarter FY 2001

	Activities							Variation *	
	Local Telephony	International Telephony	Data Transm.	Cellular Telephony	Internet	Publishing Directories	Consolidated Activities	Δ $	Δ %
NET REVENUES	448	24	58	187	12	7	736	(64)	-8%
Salaries and social security contributions	(90)	(7)	(7)	(18)	(2)	(6)	(129)	(6)	5%
Agent commissions	-	-	-	(4)	-	-	(4)	27	-87%
Taxes	(10)	(1)	(1)	(10)	-	-	(22)	(2)	10%
Materials and supplies	(26)	(1)	(3)	(1)	(1)	(1)	(33)	7	-18%
Transport and freight	(6)	(1)	(1)	(5)	-	-	(13)	(3)	30%
Allowance for doubtful accounts	(61)	(4)	(9)	(21)	(1)	(10)	(106)	(68)	179%
Interconnection cost	(25)	-	-	-	-	-	(25)	7	-22%
Lease of lines and circuits	-	-	(4)	(3)	-	-	(7)	1	-13%
Service fees	(16)	(1)	(2)	(3)	-	(3)	(25)	-	0%
Management fees	(12)	-	-	-	-	-	(12)	21	-64%
Advertising	(10)	-	(1)	(7)	(3)	-	(21)	-	0%
Cost of other activities	-	-	-	(13)	-	-	(13)	4	-24%
Sales commissions	(1)	-	-	-	-	-	(1)	17	-94%
Others	(30)	(3)	(3)	(28)	1	(3)	(56)	4	-7%
EBITDA	171	9	25	74	6	(16)	269	(55)	-17%
EBITDA MARGIN	38,2%	37,5%	43,1%	39,6%	50,0%	-228,5%	36,5%	-4,0%	-10%
Depreciation of fixed assets	(117)	(4)	(9)	(44)	(1)	(1)	(196)	1	-1%
Amortization of intangible assets	(7)	-	(1)	(6)	-	1	(13)	2	-13%
OPERATING PROFIT	27	5	15	24	5	(16)	60	(52)	-46%
EQUITY INCOME FROM RELATED COMPANIES	(1)	-	(2)	-	-	-	(3)	(1)	50%
Interest on assets	12	-	-	3	-	1	16	10	167%
Interest on liabilities	(58)	-	-	(20)	-	(1)	(79)	18	-19%
Capitalized interest	7	-	-	2	-	-	9	(7)	-44%
Tax on corporate financial indebtedness	(1)	-	-	-	-	-	(1)	1	-50%
Exchange differences and others	(10)	-	-	2	-	-	(8)	(32)	-133%
FINANCIAL AND HOLDING RESULTS	(50)	-	-	(11)	-	-	(63)	(10)	19%
Termination payments and dismissal indemn.	(5)	-	-	(4)	-	-	(9)	(3)	50%
Others	(7)	-	2	6	-	(1)	-	4	-100%
OTHER INCOMES AND EXPENSES	(12)	-	2	2	-	(1)	(9)	1	-10%
TAX ON BANK DEBITS AND CREDITS	(1)	(1)	(1)	(1)	-	-	(4)	(4)	100%
PROFIT FROM ORDINARY OPERATIONS	(37)	4	14	12	5	(17)	(19)	(66)	-140%
Taxes on income	11	(1)	(6)	(7)	(1)	6	2	18	-113%
NET (LOSS)/ INCOME	(26)	3	8	5	4	(11)	(17)	(48)	-155%

* Fourth quarter fiscal year 2001 vs. Irregular fiscal year ended December 31, 2000

Consolidated Income Statement by Activities
Irregular Fiscal Year 2000 (10/01/00 - 12/31/00)

	Activities						
	Local Telephony	International Telephony	Data Transm.	Cellular Telephony	Internet	Publishing Directories	Consolidated Activities
NET REVENUES	469	31	64	222	10	2	800
Salaries and social security contributions	(79)	(4)	(9)	(19)	(3)	(9)	(123)
Agent commissions	-	-	-	(31)	-	-	(31)
Taxes	(8)	(1)	(1)	(10)	-	-	(20)
Materials and supplies	(31)	(2)	(3)	(2)	(1)	(1)	(40)
Transport and freight	(6)	(1)	(1)	(2)	-	-	(10)
Allowance for doubtful accounts	(21)	(2)	-	(14)	-	(1)	(38)
Interconnection cost	(32)	-	-	-	-	-	(32)
Lease of lines and circuits	-	-	(4)	(3)	(1)	-	(8)
Service fees	(19)	(1)	(1)	(2)	(1)	(1)	(25)
Management fees	(33)	-	-	-	-	-	(33)
Advertising	(10)	(1)	-	(7)	(3)	-	(21)
Cost of other activities	-	-	-	(17)	-	-	(17)
Sales commissions	(16)	-	-	-	(2)	-	(18)
Others	(27)	(2)	(2)	(29)	-	-	(60)
EBITDA	187	19	43	86	(1)	(10)	324
EBITDA MARGIN	*39,9%*	*57,6%*	*67,2%*	*38,7%*	*-10,0%*	*-500,0%*	*40,5%*
Depreciation of fixed assets	(148)	(4)	(4)	(40)	-	(1)	(197)
Amortization of intangible assets	(7)	-	-	(8)	-	-	(15)
OPERATING PROFIT	32	15	39	38	(1)	(11)	112
EQUITY INCOME FROM RELATED COMPANIES	-	-	(2)	-	-	-	(2)
Interest on assets	4	-	-	2	-	-	6
Interest on liabilities	(68)	-	-	(29)	-	-	(97)
Capitalized interest	14	-	-	2	-	-	16
Tax on corporate financial indebtedness	(2)	-	-	-	-	-	(2)
Exchange differences and others	16	-	-	8	-	-	24
FINANCIAL AND HOLDING RESULTS	(36)	-	-	(17)	-	-	(53)
Termination payments and dismissal indemn.	(6)	-	-	-	-	-	(6)
Others	(4)	1	(1)	-	-	-	(4)
OTHER INCOMES AND EXPENSES	(10)	1	(1)	-	-	-	(10)
PROFIT FROM ORDINARY OPERATIONS	(14)	16	36	21	(1)	(11)	47
Taxes on income	3	(5)	(14)	(5)	1	4	(16)
NET INCOME	(11)	11	22	16	-	(7)	31

Consolidated Income Statement by Activities
Twelve-month period FY 2001

	Activities							Variation **	
	Local Telephony	International Telephony	Data Transm.	Cellular Telephony	Internet	Publishing Directories	Consolidated Activities	Δ $	Δ %
NET REVENUES	1.815	112	236	798	43	45	3.049	(165)	-5%
Salaries and social security contributions	(337)	(15)	(35)	(81)	(11)	(41)	(530)	(20)	4%
Agent commissions	-	-	-	(30)	-	-	(30)	71	-70%
Taxes	(36)	(4)	(4)	(42)	-	-	(86)	(11)	15%
Materials and supplies	(111)	(5)	(12)	(17)	(2)	(12)	(159)	16	-9%
Transport and freight	(27)	(3)	(3)	(10)	(1)	-	(44)	(4)	10%
Allowance for doubtful accounts	(162)	(10)	(11)	(61)	(2)	(12)	(258)	(105)	69%
Interconnection cost	(96)	(1)	-	-	-	-	(97)	41	-30%
Lease of lines and circuits	-	-	(16)	(14)	(1)	-	(31)	(2)	7%
Service fees	(67)	(4)	(5)	(11)		(11)	(98)	(2)	2%
Management fees	(105)	-	-	-	-	-	(105)	26	-20%
Advertising	(44)	(1)	(2)	(21)	(13)	(1)	(82)	14	-15%
Cost of other activities	-	-	-	(52)	-	-	(52)	28	-35%
Sales commisions	(9)	-	-	-	(3)	-	(12)	18	-60%
Others	(87)	(10)	(10)	(119)	(2)	(5)	(233)	9	-4%
EBITDA	734	59	138	340	8	(37)	1.242	(86)	-6%
EBITDA MARGIN	*40,4%*	*52,7%*	*58,5%*	*42,6%*	*18,6%*	*-82,2%*	*40,7%*	-0,6%	*-1%*
Depreciation of fixed assets	(535)	(17)	(34)	(179)	(2)	(2)	(769)	(43)	6%
Amortization of intangible assets	(30)	(1)	(2)	(28)	-	-	(61)	(8)	15%
OPERATING PROFIT	169	41	102	(33)	6	(39)	412	(137)	-25%
EQUITY INCOME FROM RELATED COMPANIES	(3)	-	(8)	-	-	-	(11)	(3)	38%
Interest on assets	52	-	-	10	-	1	63	(2)	-3%
Interest on liabilities	(238)	-	-	(80)	-	(1)	(319)	14	-4%
Capitalized interest	37	-	-	10	-	-	47	(12)	-20%
Tax on corporate financial indebtedness	(6)	-	-	(1)	-	-	(7)	15	-68%
Exchange differences and others	(9)	-	-	(4)	-	-	(13)	(26)	-200%
FINANCIAL AND HOLDING RESULTS	(164)	-	-	(65)	-	-	(229)	(11)	5%
Termination payments and dismissal indemn.	(31)	-	-	(5)	(1)	(1)	(38)	(16)	73%
Others	(14)	-	1	(5)	-	(3)	(21)	5	-19%
OTHER INCOMES AND EXPENSES	(45)	-	1	(10)	(1)	(4)	(59)	(11)	23%
TAX ON BANK DEBITS AND CREDITS	(10)	(1)	(1)	(3)	-	-	(15)	(15)	100%
PROFIT FROM ORDINARY OPERATIONS	(53)	40	94	55	5	(43)	98	(177)	-64%
Taxes on income	12	(14)	(36)	(27)	(1)	15	(51)	59	-54%
Minirity interest	-	-	-	-	-	-	-	(1)	-100%
NET INCOME	(41)	26	58	28	4	(28)	47	(119)	-72%

** Fiscal year 2001 vs. Twelve month period ended December 31, 2000.

Consolidated Income Statement by Activities
Twelve-month period ended December 31, 2000

	Activities						
	Local Telephony	International Telephony	Data Transm.	Cellular Telephony	Internet	Publishing Directories	Consolidated Activities
NET REVENUES	1,930	138	212	847	36	51	3,214
Salaries and social security contributions	(126)	(15)	(34)	(75)	(9)	(41)	(300)
Agent commissions	-	-	-	(101)	-	-	(101)
Taxes	(33)	(4)	(4)	(34)	-	-	(75)
Materials and supplies	(127)	(6)	(13)	(13)	(2)	(14)	(175)
Transport and freight	(24)	(3)	(3)	(9)	-	(1)	(40)
Allowance for doubtful accounts	(91)	(7)	-	(51)	(1)	(3)	(153)
Interconnection cost	(137)	(1)	-	-	-	-	(138)
Lease of lines and circuits	-	-	(13)	(11)	(5)	-	(29)
Service fees	(66)	(4)	(4)	(18)	(1)	(3)	(96)
Management fees	(131)	-	-	-	-	-	(131)
Advertising	(55)	(2)	(2)	(25)	(11)	(1)	(96)
Cost of other activities	-	-	-	(80)	-	-	(80)
Sales commissions	(28)	-	-	-	(2)	-	(30)
Others	(100)	(10)	(10)	(110)	(8)	(4)	(242)
EBITDA	812	86	129	320	(3)	(16)	1,328
EBITDA MARGIN	*42,1%*	*62,3%*	*60,8%*	*37,8%*	*-8,3%*	*-31,4%*	*41,3%*
Depreciation of fixed assets	(565)	(13)	(14)	(131)	(1)	(2)	(726)
Amortization of intangible assets	(27)	(1)	-	(24)	(1)	-	(53)
OPERATING PROFIT	220	72	115	165	(5)	(18)	549
EQUITY INCOME FROM RELATED COMPANIES	-	-	(8)	-	-	-	(8)
Interest on assets	62	-	-	3	-	-	65
Interest on liabilities	(255)	-	(3)	(75)	-	-	(333)
Capitalized interest	51	-	-	8	-	-	59
Tax on corporate financial indebtedness	(20)	-	(1)	(1)	-	-	(22)
Exchange differences and others	17	-	-	(4)	-	-	13
FINANCIAL AND HOLDING RESULTS	(145)	-	(4)	(69)	-	-	(218)
Termination payments and dismissal indemn.	(20)	-	(1)	(1)	-	-	(22)
Others	(7)	(11)	(5)	(2)	-	(1)	(26)
OTHER INCOMES AND EXPENSES	(27)	(11)	(6)	(3)	-	(1)	(48)
PROFIT FROM ORDINARY OPERATIONS	48	61	97	93	(5)	(19)	275
Taxes on income	(18)	(21)	(37)	(33)	2	7	(110)
Minority interest	-	-	-	1	-	-	1
NET INCOME	30	40	60	61	(3)	(12)	166

7- Ratios

	As of December 31	
	2001	2000
Liquidity	0,66	0,82
Consolidated Financial Indebtedness(*)	1,28	1,07
Non-consolidated Financial Indebtedness(*)(**)	0,97	0,82
Total Consolidated Indebtedness	1,78	1,81
Total Non-consolidated Indebtedness(**)	1,39	1,38
Return on equity (***)	0,04	0,12

(*) Financial indebtedness = (Loans - Cash, equiv. & Investments) / Shareholders'Equity.

(**) Only Telecom Argentina.

(***) Return on equity = Profit from ordinary operations / (Shareholders' Equity - net income for the exercise/period).

8- Statistical Data

TELECOM	NATIONAL BASIC TELEPHONY					
	December 31, 2001			December 31, 2000		
	Cumular. (1)	12-month period	Quarter	Cumular. (1)	12-month period (4)	Quarter (3)
Installed lines	3.800.058	76.122	3.598	3.723.936	145.046	43,447
Lines replaced	1.851.232	15.088	-	1.836.144	19.092	19.060
Lines in service (2)	3.891.800	51.969	(429)	3.839.831	415.831	93.211
Customer lines	3.583.622	8.233	(3.057)	3.575.389	388.657	99.871
Public telephony lines	82.176	2.140	(556)	80.036	4.529	1.298
Digitalization (%)	100	-	-	100	-	-
Fixed lines in service per 100 inhabitants (northern region)	21,2	0,1	(0,1)	21,1	2,1	0,4
Fixed lines in service per employee	360	(4)	(19)	364	(1)	(18)
Investment in fixed assets	9.352	470	124	8.882	909	185

(1) Cumulative since the start of activities.

(2) Includes direct inward dialing numbers connected to digital trunk lines

(3) Three month period (10/01/00 - 12/31/00)

(4) Twelve month period (01/01/00 - 12/31/00)

9- Proforma financial information *

	December 31 2001	Impact of the measures	Impact of the devaluation: Deferred under Argentine GAAP **	Impact of the devaluation: Deferred income tax credit	Proforma Dec-01
Cash, equivalents and investments	210	130	-	-	340
Trade receivables	678	46	-	-	724
Other current assets	318	155	-	-	473
TOTAL CURRENT ASSETS	1.206	331	-	-	1.537
Trade receivables	4	-	-	-	4
Fixed assets	4.827	69	294	-	5.190
Other non-current assets	589	63	49	588	1.289
TOTAL NON-CURRENT ASSETS	5.420	132	343	588	6.483
TOTAL ASSETS	6.626	463	343	588	8.020
Accounts payable	491	57	-	-	548
Loans	1.161	991	-	-	2.152
Other current liabilities	173	-	-	-	173
TOTAL CURRENT LIABILITIES	1.825	1.048	-	-	2.873
Accounts payable	11	-	-	-	11
Loans	2.089	2.019	-	-	4.108
Other non-current liabilities	319	(1)	-	(207)	111
TOTAL NON-CURRENT LIABILITIES	2.419	2.018	-	(207)	4.230
TOTAL LIABILITIES	4.244	3.066	-	(207)	7.103
Minority Interest	12	12	-	-	24
Shareholders' equity	2.370	(2.615)	343	795	893
TOTAL LIABILITIES AND EQUITY	6.626	463	343	588	8.020

* We strongly recommend that investors read Note 18 of the Consolidated Financial Statements in order to better understand the effects included in such Proforma information and how such Proforma information must be construed.

** Provided that are not value in excess of the recoverable value. During fiscal year 2002, the Company will periodically evaluate the recovery of the deferred amounts.

9- Proforma financial information *

	December 31 2.001	Impact of the devaluation: Impact of the measures	Impact of the devaluation: Deferred under Argentine GAAP **	Impact of the devaluation: Deferred income tax credit	Proforma Dec-01
Cash, equivalents and investments	210	130	-	-	340
Trade receivables	678	46	-	-	724
Other current assets	318	155	-	-	473
TOTAL CURRENT ASSETS	1.206	331	-	-	1.537
Trade receivables	4	-	-	-	4
Fixed assets	4.827	69	294	-	5.190
Other non-current assets	589	63	49	588	1.289
TOTAL NON-CURRENT ASSETS	5.420	132	343	588	6.483
TOTAL ASSETS	6.626	463	343	588	8.020
Accounts payable	491	57	-	-	548
Loans	1.161	991	-	-	2.152
Other current liabilities	173	-	-	-	173
TOTAL CURRENT LIABILITIES	1.825	1.048	-	-	2.873
Accounts payable	11	-	-	-	11
Loans	2.089	2.019	-	-	4.108
Other non-current liabilities	319	(1)	-	(207)	111
TOTAL NON-CURRENT LIABILITIES	2.419	2.018	-	(207)	4.230
TOTAL LIABILITIES	4.244	3.066	-	(207)	7.103
Minority Interest	12	12	-	-	24
Shareholders' equity	2.370	(2.615)	343	795	893
TOTAL LIABILITIES AND EQUITY	6.626	463	343	588	8.020

* We strongly recommend that investors read Note 18 of the Consolidated Financial Statements in order to better understand the effects included in such Proforma information and how such Proforma information must be construed.

** Provided that are not value in excess of the recoverable value. During fiscal year 2002, the Company will periodically evaluate the recovery of the deferred amounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2002

NORTEL INVERSORA S.A.

By: ______________________
Name: Maria Elvira Cosentino
Title: General Manager and Sole Officer